February 14, 2008
BY EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Attention:	Jay Mumford Russell Mancuso, Branch Chief Kevin Kuhar Angela Crane

Re:	MAKO Surgical Corp. Registration Statement on Form S-1 Filed September 19, 2007 File No. 333-146162
Ladies and Gentlemen:
     On behalf of MAKO Surgical Corp. (“Company”), this letter is in response to the Staff’s comment letter dated February 12, 2008 to Maurice R. Ferré, M.D., with respect to the above-referenced Registration Statement on Form S-1, as amended by Amendment No. 1 filed on October 3, 2007, Amendment No. 2 filed on October 26, 2007, Amendment No. 3 filed on November 14, 2007, Amendment No. 4 filed on January 31, 2008 and Amendment No. 5 filed on February 8, 2008 (the “Registration Statement”).
     In response to your letter, set forth below are the Staff’s comments in bolded italics followed by the Company’s responses to the Staff’s comments. Where indicated below, the Company has included changes to the Exhibits as part of Amendment No. 6 to the Registration Statement, which the Company is filing contemporaneously with this response letter.
     We have sent to your attention on February 14, 2008 courtesy copies of this letter and Amendment No. 6 to the Registration Statement.

Exhibit 5.1
1.	We note from your response to our prior comment 8, your counsel has limited its review of documents to specified items in the opinion, that they believe this provides an “appropriate basis” on which to render the opinion and that your counsel has not independently established the facts or made any investigation or inquiry other than examination of the documents. Please file an opinion based on a review of all legal and factual matters necessary to form the basis of the opinion given.
In response to the Staff’s comment, the legal opinion previously attached as Exhibit 5.1 to the Registration Statement has been revised to delete the list of “Documents” and replace the paragraph following such list of Documents with the following:
“In this capacity, we have reviewed such matters of fact and questions of law as we have considered necessary for purposes of this opinion letter. As to all matters of fact, we have relied on the representations and statements of fact made in documents so reviewed, and we have not independently established the facts so relied upon. This opinion letter is given, and all statements herein are made, in the context of the foregoing.”
The Company has refiled the Exhibit 5.1 legal opinion as part of Amendment No. 6 to the Registration Statement.
2.	It appears that the charter documents to be effective upon completion of the offering affect your capital stock. If these are the documents that govern the rights of the investors in this offering, please tell us why you believe you do not need to file an opinion that considers the effects of these documents. Also, if you intend to file an opinion that assumes proper filing of those amendments, please tell us why you believe it is in the public interest for your registration statement to be declared effective while the risk remains that documents that govern investors’ rights as disclosed in your prospectus may not be properly filed.
We respectfully note that the Second Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 3.1), as amended by the Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 3.1.1), is the charter document that currently is and will be in effect at the time the Company issues the Company Shares (as defined in the opinion) and the Selling Stockholder Shares (as defined in the opinion). The Third Amended and Restated Certificate of Incorporation (filed as Exhibit 3.2) will become effective immediately upon closing of the IPO. Therefore, the Second Amended and Restated Certificate of Incorporation, as amended, is the charter document pursuant to which the Company Shares and the Selling Stockholder Shares will be issued and the relevant charter documents for purposes of issuing the opinion that the Company Shares will be “validly issued, fully paid, and nonassessable” and the Selling Stockholder shares are “validly issued, fully paid, and nonassessable.”
In rendering the foregoing opinion, we have reviewed the form of Third Amended and Restated Certificate of Incorporation (filed as Exhibit 3.2) that the Company proposes to file and the Third Amended and Restated Bylaws (filed as Exhibit 3.4) that will become effective following the issuance of the Company Shares. Neither the filing of the Third Amended and Restated Certificate of Incorporation nor the effectiveness of the Third Amended and Restated Bylaws following the issuance of the shares would affect the opinion expressed above.

3.	We note your response to prior comment 10. Please confirm that you will file such opinion prior to the acceleration of the effectiveness of the registration statement.
We hereby confirm that the legal opinion has been refiled today as Exhibit 5.1 to the Registration Statement prior to the acceleration of the effectiveness of the Registration Statement.
Exhibit 1.1
4.	Please tell us the intended use of the document contained in Exhibit H. For example, please describe (1) the manner in which this document will be disseminated, (2) to whom the document will be distributed and (3) when in your offering process will this document be sent. Also provide us your analysis of how the document complies with applicable rules regarding offering communications.
As discussed with the Staff, we have refiled Exhibit 1.1 as part of Amendment No. 6 to the Registration Statement, omitting previously filed Exhibit H and all references to Exhibit H. The Company hereby advises that in connection with the pricing of the IPO, to the extent the Company and the underwriters determine to prepare and file an issuer free writing prospectus containing the pricing terms for the offering, the Company will prepare and file such free writing prospectus in accordance with Rule 433 and all other applicable rules under the Securities Act and will not rely upon the information contained in previously filed Exhibit H.
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     If the Staff has any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (954) 927-2044.
Sincerely,
/s/ Maurice R. Ferré, M.D.
Maurice R. Ferré, M.D.

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